UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELOXX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

29014R103

(CUSIP Number)

Bas Vaessen

c/o LSP

Johannes Vermeerplein 9

1071 DV Amsterdam, the Netherlands

+31 20 664 55 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29014R103
1	NAME OF REPORTING PERSON: LSP V Coöperatieve U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,653,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,653,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,653,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29014R103
1	NAME OF REPORTING PERSON: LSP V Management B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,653,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,653,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,653,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

The name of the issuer is Eloxx Pharmaceuticals, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 950 Winter Street, Waltham, MA 02451. This statement relates to the Issuer’s class of common stock, $0.01 par value per share (“Common Stock”).

Item 2.	Identity and Background.

This statement is being filed on behalf of LSP V Coöperatieve U.A. (“LSP V”) and LSP V Management B.V. (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Each of the Reporting Persons is organized under the laws of the Netherlands. The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

The Reporting Persons are principally engaged in the business of investments in securities.

The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe (collectively, the “Related Persons”). Messrs. Kleijwegt and Kuijten are citizens of the Netherlands, and Mr. Rothe is a citizen of Germany. The business address of each of the Related Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands. The current principal occupation of each of the Related Persons is Partner and Managing Director of Life Sciences Partners.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 2, 2017 LSP V and Eloxx Pharmaceuticals Ltd., a privately-held Israeli company (“Eloxx Ltd.”), entered into a share purchase agreement (“the Share Purchase Agreement”) pursuant to which LSP V purchased certain securities from Eloxx Ltd. for aggregate consideration of $8,000,000. LSP V obtained the funds for this transaction through a capital contribution from its members, which in turn obtained such funds from capital contributions from their shareholders and/or partners. Pursuant to the Share Purchase Agreement, half of the amount was invested in Eloxx Ltd. on August 2, 2017 and the remainder was invested in Eloxx Ltd. immediately prior to the consummation of the merger transaction described below. The summary of the Share Purchase Agreement contained in this Item 3 is qualified in its entirety by reference to the Share Purchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

On December 19, 2017, the Issuer acquired Eloxx Ltd. through a reverse merger of Eloxx Ltd. with and into the Issuer’s wholly-owned subsidiary, Sevion Sub Ltd., with Eloxx Ltd. surviving the reverse merger as the Issuer’s wholly-owned subsidiary (the “Merger”). In connection with the Merger, the Eloxx Ltd. securities held by LSP V were converted into 2,653,673 shares of Common Stock for no additional consideration.

Item 4.	Purpose of Transaction.

Lock-Up Agreement

On November 29, 2017, LSP V and the Issuer entered in to a letter agreement (the “Lock-Up Agreement”) pursuant to which LSP V agreed, without the prior written consent of the Issuer and subject to limited exceptions, not to sell or transfer any shares of Common Stock, or securities convertible into or exercisable or exchangeable for Common Stock, for a period of 12 months after December 19, 2017.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this 13D and is incorporated herein by reference.

General

The Reporting Persons acquired beneficial ownership of the Common Stock referred to in Item 5 for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. .

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
LSP V Coöperatieve U.A.	2,653,673	9.61%	0	2,653,673	0	2,653,673
LSP V Management B.V.	2,653,673	9.61%	0	2,653,673	0	2,653,673

LSP V is the record holder of 2,653,673 shares of Common Stock. LSP V Management B.V. is the sole director of LSP V. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP V.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except for the acquisition of the shares of Common Stock in the Merger, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the LSP V Share Purchase Agreement and is incorporated herein by reference. A copy of the Share Purchase Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 4 above summarizes certain provisions of the Lock-Up Agreement and is incorporated herein by reference. A copy of the Lock-Up Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.
2.	Share Purchase Agreement, dated August 2, 2017, by and between LSP V Coöperatieve U.A. and Eloxx Pharmaceuticals Ltd.
3.	Lock-Up Agreement, dated November 20, 2017, by and between LSP V Coöperatieve U.A. and Sevion Therapeutics Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2017

LSP V Coöperatieve U.A.

By:	/s/ Martijn Kleijwegt and R.R. Kuijte
Name:	Martijn Kleijwegt and R.R. Kuijte
Title:	Directors

LSP V Management B.V.

By:	/s/ Martijn Kleijwegt and R.R. Kuijte
Name:	Martijn Kleijwegt and R.R. Kuijte
Title:	Directors